Exhibit 8.1

                              FORM OF TAX OPINION

NMR of America, Inc.
430 Mountain Avenue
Murray Hill, New Jersey  07974

Medical Resources, Inc.
155 State Street
Hackensack, New Jersey 07601

MRI Sub, Inc.
155 State Street
Hackensack, New Jersey 07601


Dear Ladies and Gentlemen:

     We have acted as counsel to NMR of America, Inc., a Delaware corporation ("NMR"), in connection with the proposed acquisition of NMR by Medical Resources, Inc., a Delaware corporation ("MRI"), by means of a merger of MRI Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MRI ("Subsidiary"), with NMR, with Subsidiary as the surviving corporation (the "Merger"). The Merger will be effected pursuant to the provisions of an Agreement and Plan of Merger dated as of May 20, 1996 by and among MRI, Subsidiary and NMR (the "Merger Agreement"). Capitalized terms used herein that are not otherwise defined shall have the meanings given such terms in the Merger Agreement.

     Pursuant to the Merger Agreement, on the Effective Date, each share of NMR Common Stock shall be converted into the right to receive 0.6875 of a share of MRI Common Stock (the "Exchange Ratio"). Further, on the Effective Date, each outstanding warrant, option, convertible debenture and other right to acquire shares of NMR Common Stock will automatically be deemed exercisable into shares of MRI Common Stock in accordance with the Exchange Ratio. No fractional shares of MRI Common Stock will be issued pursuant to the Merger, and in lieu thereof,


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any holder of NMR Common Stock who would otherwise be entitled to receive a fractional share of MRI Common Stock will receive an amount of cash determined by multiplying such fraction by the market price of a share of MRI Common Stock in accordance with the terms of the Merger Agreement.

     In addition to providing the foregoing facts, you have made the following additional representations to us with respect to the Merger and have authorized us to rely on such representations in expressing the opinion set forth below:

     1. The fair market value of the shares of MRI Common Stock to be received by each stockholder of NMR in connection with the Merger will be approximately equal to the fair market value of the shares of NMR Common Stock surrendered in exchange therefor in the Merger.

     2. There is no plan or intention on the part of the stockholders of NMR who own five percent (5%) or more of the NMR Common Stock and to the best knowledge of the management of NMR, there is no plan or intention on the part of the remaining stockholders of NMR, to sell, exchange or otherwise dispose of a number of shares of MRI Common Stock to be received in the Merger that would reduce the aggregate value of such MRI Common Stock held by the former NMR stockholders to less than fifty percent (50%) of the aggregate value of the outstanding NMR Common Stock immediately prior to the Merger. For purposes of this representation, shares of NMR Common Stock exchanged for cash in lieu of fractional shares of MRI Common Stock will be treated as outstanding NMR Common Stock as of the Effective Date. Moreover, shares of NMR Common Stock held by stockholders of NMR and otherwise sold, redeemed or disposed of prior or subsequent to the Merger will be considered in making this representation.

     3. Subsidiary will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by NMR immediately prior to the Merger. For purposes of this representation, amounts paid by NMR to stockholders who receive cash or other property, assets of NMR used to pay its reorganizational expenses, and all redemptions and distributions (except for regular dividends) made by NMR immediately prior to the Merger are deemed to constitute assets of NMR held immediately prior to the Merger.

     4. Prior to the Merger, MRI will be in control of Subsidiary within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

     5. Following the Merger, Subsidiary will not issue additional shares of its stock that would result in MRI losing control of Subsidiary within the meaning of Code Section 368(c).

     6. MRI has no plan or intention to reacquire any of the shares of MRI Common Stock to be issued to the stockholders


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of NMR pursuant to the Merger and MRI is under no contractual obligation and has no contractual right to reacquire any of such shares of MRI Common Stock.

     7. MRI has no plan or intention to liquidate Subsidiary, to merge Subsidiary with and into another corporation, to sell or otherwise dispose of the stock of Subsidiary, or to cause Subsidiary to sell or otherwise dispose of any of the assets of NMR acquired in the Merger, other than the assets located in NMR's Bel Air, Maryland and Elgin, Illinois centers and except for dispositions made in the ordinary course of business or for transfers described in Code Section 368(a)(2)(c).

     8. The liabilities of NMR assumed by Subsidiary in the Merger and the liabilities to which the NMR assets transferred to Subsidiary in the Merger are subject were incurred by NMR in the ordinary course of business.

     9. Following the Merger, Subsidiary will continue the historic business of NMR or use a significant portion of NMR's business assets in a business.

     10. MRI, Subsidiary, NMR and the shareholders of NMR will pay their respective expenses, if any, incurred in connection with the transaction.

     11. There is no intercorporate indebtedness existing between NMR and MRI that was issued, acquired or will be settled at a discount in connection with the Merger.

     12. No two parties to the transaction are investment companies as defined in Code Section 368(a)(2)(F)(iii).

     13. NMR is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

     14. The fair market value of the assets of NMR transferred to Subsidiary in the Merger will equal or exceed the sum of NMR liabilities assumed by Subsidiary in the Merger, plus the amount of liabilities, if any, to which the transferred assets are subject.

     15. No stock of Subsidiary will be issued in the Merger.

     16. The total cash consideration that will be paid in the Merger to NMR stockholders in lieu of fractional shares of MRI Common Stock will not exceed one percent (1%) of the aggregate consideration that will be issued to NMR stockholders


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with respect to their shares of NMR Common Stock surrendered in the Merger.

     17. None of the compensation for services rendered to be received by any employee of NMR who is also a stockholder of NMR is consideration for, or allocable to, such employee/stockholder's shares of NMR Common Stock exchanged in the Merger.

     18. The Merger is based upon and motivated by valid business purposes unrelated to the avoidance of Federal income taxes and will comply in all respects with the laws of the states of incorporation of the corporations involved in the Merger.

     19. In the Merger, the stockholders of NMR will exchange for voting stock of MRI an amount of voting stock of NMR which constitutes control of NMR under
Section 368(c) of the Code.

                             LIMITATIONS ON OPINION

     Our opinion expressed herein is based exclusively upon the facts and representations set forth above and in the Joint Proxy Statement/Prospectus of MRI and NMR dated ____________________, upon which we have relied. To the extent any of the facts or representations relied upon by us are inaccurate for any reason, the opinion set forth below would necessarily have to be modified in whole or in part or may be rendered undeliverable.

     Additionally, our opinion is based upon our interpretation of the Code, the applicable United States Treasury Department Regulations promulgated or proposed thereunder (the "Regulations"), current positions of the Internal Revenue Service (the "Service") contained in published revenue rulings and revenue procedures, current administrative positions of the Service and existing judicial decisions, all of which are subject to change or modification at any time. Any future amendments to the Code or the Regulations or new Federal judicial decisions or administrative interpretations (any of which could be retroactive in effect) could cause the opinion set forth herein to require modification in whole or in part or render it undeliverable. No opinion is expressed herein with regard to the Federal tax consequences of the Merger under any Section of the Code except if and to the extent such section is specifically referenced below.


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                                     OPINION

     Based solely upon the referenced facts and representations, and assuming that the Merger occurs in accordance with the Merger Agreement (and taking into consideration the limitations set forth above and at the end of this opinion), it is our opinion that under current Federal law:

     1. The Merger will be a reorganization within the meaning of Code Sections 368(a)(1)(A) and 368(a)(2)(D). MRI, Subsidiary and NMR will each be considered a "party to a reorganization" within the meaning of Code Section 368(b).

     2. No gain or loss will be recognized for Federal income tax purposes by NMR on the transfer of its assets to Subsidiary and the assumption by Subsidiary of NMR's liabilities pursuant to the Merger. Code Sections 361(a) and 357(a).

     3. No gain or loss will be recognized by the stockholders of NMR whose NMR Common Stock is converted solely into MRI Common Stock in connection with and pursuant to the Merger. Code Section 354(a).

     4. The tax basis of the shares of MRI Common Stock received by the stockholders of NMR in exchange for NMR Common Stock in the Merger will be equal, in each instance, to the adjusted tax basis of the shares of NMR Common Stock surrendered by such stockholders in exchange therefor. Code Section 358(a).

     5. The holding period of the shares of MRI Common Stock received by the stockholders of NMR in connection with the Merger will include, in each instance, the period during which the shares of NMR Common Stock surrendered in exchange therefor were held by such stockholders if, and to the extent that, the shares of NMR Common Stock were capital assets in the hands of the NMR stockholders on the Effective Date of the Merger. Code Section 1223(1).

     6. The NMR stockholders receiving cash in lieu of fractional shares of MRI Common Stock will be treated as if such fractional shares had been issued by MRI and then subsequently redeemed by MRI and will be taxed on any resulting gain in an amount which shall not exceed the amount of the cash received. Code Section 356(a). Whether the cash received by such NMR stockholders in lieu of fractional shares is characterized as a dividend or as a payment in exchange for NMR Common Stock will depend on whether the distribution of cash to such stockholders when viewed as part of the reorganization as a whole and as a redemption by MRI (and applying principles analogous to those set forth in Code Section 302(b)) more closely resembles a dividend distribution or a payment in exchange for shares of NMR Common Stock surrendered in exchange therefor.

     It should be noted that a successful IRS challenge to the status of the Merger as a reorganization within the meaning


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of Code Section 368 would result in each NMR stockholder recognizing gain or loss with respect to each share of NMR Common Stock surrendered equal to the difference between the stockholder's tax basis in such share and the fair market value, as of the time of the Merger, of the MRI Common Stock received in exchange therefor. Even if the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code, a recipient of shares of MRI Common Stock may recognize income, gain or loss to the extent such shares are considered to have been received in exchange for services or property (i.e., as consideration for services or property other than solely shares of NMR Common Stock).

     No opinion is expressed herein with respect to the tax consequences of the Merger to the holders of outstanding NMR warrants, options, convertible debentures and other rights to acquire shares of NMR Common Stock, including, without limitation, the acceleration of any exercise provisions under such rights and/or securities as a consequence of the Merger.

     This opinion represents our views as to the interpretation of existing law and cannot be taken as an assurance as to the manner in which the law will subsequently develop. Accordingly, no assurance can be given that the Service will not alter its present positions either prospectively or retrospectively, or will not adopt new positions with regard to any of the matters upon which we are rendering an opinion, nor can any assurance be given that the Service will not audit NMR or its shareholders and/or question or challenge the opinion expressed herein. The Service is in no way bound by the opinion expressed herein.


                                             Very truly yours,






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